Exhibit 99.1

MoneyHero Group Reports Third Quarter 2024 Results

Third quarter revenue of US$20.9 million, up 6% Year-Over-Year

SINGAPORE – December 10, 2024 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a market leading personal finance and digital insurance aggregation and comparison platform in Greater Southeast Asia, today announced financial results for the quarter ended September 30, 2024.

Management Commentary:

Rohith Murthy, Chief Executive Officer, stated:

“I am pleased to report another solid quarter for MoneyHero Group as we continue executing on our priorities to drive efficiency and focus on high-margin products. Q3 marks the beginning of our deliberate shift to an ‘efficiency’ strategy, aimed at optimizing our cost base while building for long-term sustainable growth.

“During the third quarter, we initiated a comprehensive reorganization and restructuring exercise, streamlining operations to reduce redundancies, our cost base and further enhancing efficiencies across all functions. These actions, combined with targeted operational improvements, resulted in a quarterly net income of $5.7 million versus a quarterly net loss of $(12.2) million in Q2, primarily driven by our unrealized foreign exchange gain and loss as discussed below, and our improved Adjusted EBITDA of more than 40% quarter-on-quarter, from $(9.3) million in Q2 to $(5.5) million in Q3. Aligned with our strategic pillar of operating leverage, these efforts underscore our commitment to driving scalable growth while maintaining disciplined cost management. As we enter Q4, these changes position us with a leaner structure and stronger financial foundation, where we expect these benefits will be fully reflected.

“Our centralized data platform, completed in Q3, provides us with a unified customer view for the first time. This streamlined capability will drive cross-sell opportunities, segmentation, and improved marketing efficiency across all our regions, setting the stage for enhanced ROI in the quarters ahead.

“We also completed the first phase of a comprehensive site revamp for our Singapore brand, delivering better content discovery and greater organic traffic. These enhancements will extend to our Hong Kong brand by year-end, further strengthening user experience and conversion rates.

“On the high-margin products front, we saw tremendous growth across personal loans, wealth/investment offerings, and insurance. Revenues from Personal Loans and Mortgages grew 34% YoY and 14% QoQ, while Wealth/Investment product revenues (which are a subset of our “Other verticals” revenue) increased nearly 5x YoY (480%) and 163% QoQ. Revenues from insurance grew 36% YoY and contributed to 9% of the Group’s overall revenue for the first nine months of the year.

“Our focus on the strategic pillar ‘Conversion Expertise’ continues to differentiate us. In Q3, we completed the development of a Car Insurance vertical in Hong Kong, introducing real-time pricing capabilities—unique among aggregators. Similarly, our seamless travel insurance purchase flow improved conversion rates for users transacting directly on our platform.

“We also launched new membership and loyalty capabilities, enabling users to create accounts, apply for products with one click, and track their rewards and incentives in real-time. These features deepen engagement and position us for future personalized offerings.

“Looking ahead, we remain committed to improving Adjusted EBITDA each quarter by shifting our revenue mix toward high-margin products. Our focus remains on scaling higher-margin products such as personal loans, insurance, and wealth/investment offerings. This strategic emphasis reflects our commitment to driving sustainable growth and delivering long-term shareholder value. By prioritizing these high-margin categories and streamlining costs, we are building a more resilient and profitable revenue mix to support our growth ambitions.”

“With a leaner cost base, strong cash position, and targeted strategy, we are confident in our ability to deliver shareholder value while building a sustainable, profitable business for the future.”

Hao Qian, Chief Financial Officer, added:

“During the third quarter, MoneyHero’s strategic expansion plan resulted in 6% year-over-year revenue growth, driven by a 4% YoY increase in approved applications. This growth underscores the strength of our platform and our ability to capture market share across Greater Southeast Asia. While the exit of a major provider from two of our key markets earlier this year impacted revenue per application, we have made significant strides in diversifying our revenue mix by expanding partnerships with other key providers and broadening our product offerings. We believe these adjustments position us well for sustained growth, and as providers scale their operations in different quarters, we see opportunities to further strengthen our revenue base and deepen our market presence with them.

“This quarter, we remained focused on executing our growth strategy while beginning to implement our ‘efficiency’ plan to streamline operations and reduce costs. Our investments this quarter were targeted toward customer acquisition, technology re-platforming, and data infrastructure, building a solid foundation for future growth and profitability. These strategic investments were balanced by actions to streamline other aspects of our operations meant to enhance efficiency and drive returns.

“As a result, our Adjusted EBITDA improved significantly to US$(5.5) million in Q3 2024, representing a US$3.8 million quarter-over-quarter improvement. While this reflects progress in optimizing our operations and cost structure, our quarterly Adjusted EBITDA loss remains US$(4.3) million higher year-over-year, primarily due to strategic investments, the impact of provider exits earlier in the year and increased operating costs associated with being a public company.

“Looking ahead, we anticipate a continued improvement of our Adjusted EBITDA in Q4 2024, building on the significant progress made in Q3. With margins steadily improving, we are well-positioned for further recovery heading into 2025. Our comprehensive review of the organizational structure, completed alongside the successful reorganization in Q3, has strengthened our operational foundation and set the stage for continued sustainable growth.”

Third Quarter 2024 Financial Highlights

●	Revenue increased by 6% year-over-year to US$20.9 million in the third quarter of 2024

-	Online financial comparison platforms revenue increased by 8% year-over-year to US$17.4 million

-	Creatory, MoneyHero’s B2B business, revenue remained flat year-over-year, contributing 17% of Group revenue in the third quarter of 2024, as compared to 18% in the prior year period

●	Revenue by markets:

-	Singapore revenue decreased by 13% year-over-year to US$7.9 million in the third quarter, largely due to the absence of campaigns from certain providers who scaled back their paid acquisition activities during this period

-	Hong Kong revenue increased by 18% year-over-year to US$8.1 million in the third quarter, with the strongest growth coming from the other banking verticals

-	Philippines revenue increased by 49% year-over-year to US$4.0 million in the third quarter, with the strongest growth coming from the credit card and personal loan verticals

-	Taiwan revenue increased by 5% year-over-year to US$1.0 million in the third quarter, with the strongest growth achieved in the credit cards vertical

●	Revenue from insurance products increased by 36% year-over-year to US$2.1 million in the third quarter of 2024, contributing 10% of Group revenue, as compared to 8% in the prior year period

●	Total operating costs and expenses decreased to US$17.3 million in the third quarter of 2024 from US$25.6 million in the prior year period. Total operating costs and expenses includes unrealized foreign exchange gain of US$10.0 million in the third quarter of 2024 and loss of US$1.8 million in the prior year period. The unrealized foreign exchange gain and loss are excluded when calculating Adjusted EBITDA. The operating costs and expenses, excluding unrealized foreign exchange differences, increased to US$27.4 million in the third quarter of 2024 from US$23.7 million in the prior year period. The increase is driven primarily by the increased investment in marketing and customer acquisition. The unrealized foreign exchange gain in the third quarter of 2024 was arising from the strengthening of local currencies against the US dollar from end June 2024 to end September 2024.

●	Net income for the period increased to US$5.7 million in the third quarter of 2024 from US$(7.2) million in losses in the prior year period, primarily as a result of the unrealized foreign exchange gain mentioned above.

●	Adjusted EBITDA loss increased to US$(5.5) million in the third quarter of 2024 from US$(1.3) million in the prior year period

●	As of September 30, 2024, the Company had a debt-free balance sheet with US$47.7 million in cash and cash equivalents

Third Quarter 2024 Operational Highlights

●	Monthly Unique Users for the three months ended September 30, 2024 of 7.4 million

●	MoneyHero Group Members, to whom we can provide more tailored product information and recommendations, grew by 47% year-over-year to 6.9 million as of September 30, 2024

●	Approved Application volumes increased by 4% year-over-year in the third quarter to 179,000, driven by strong growth in the Company’s insurance products

Capital Structure

The table below summarizes the capital structure of the Company as of September 30, 2024:

Share Class	Issued and Outstanding
Class A Ordinary	28,291,563	[1]
Class B Ordinary	13,254,838
Preference Shares	2,407,575
Total Issued Shares	43,953,976
Employee Equity Options	893,745	[2]
Issued Class A Ordinary Shares Underlying Employee Equity Options	(526,084)[3]
Total Issued and Issuable Shares[4]	44,321,637

[1]	Includes 526,084 shares issued to Computershare Hong Kong Investor Services Limited (“Computershare”) which are held in trust pending exercise of share options and settlement by Computershare to the underlying exercising option holder.

[2]	Includes granted but unexercised options as well as exercised options, pursuant to which the shares have not yet been issued as of September 30, 2024.
[3]	Issued in advance to Computershare and held in trust pending exercise of share options and settlement by Computershare to the underlying exercising option holder.
[4]	Public Warrants, Sponsor Warrants, Class A-1 Warrants, Class A-2 Warrants and Class A-3 Warrants are excluded since they are out of the money.

Summary of financial / KPI performance

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
	(US$ in thousands, unless otherwise noted)
Revenue	20,939	19,721	63,788	54,274
Adjusted EBITDA	(5,539)	(1,258)	(21,314)	(2,150)

Clicks (in thousands)[5]	2,424	N/A	N/A	N/A
Applications (in thousands)	446	425	1,416	1,207
Approved Applications (in thousands)	179	172	595	432

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(US$ in thousands, unless otherwise noted)
Revenue	20,674	16,650	42,849	34,553
Adjusted EBITDA	(9,336)	(593)	(15,775)	(892)

Clicks (in thousands)[5]	N/A	N/A	N/A	N/A
Applications (in thousands)	476	409	970	784
Approved Applications (in thousands)	211	140	416	260

[5]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. Consequently, we are unable to provide comparable click data for this period following the transition. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.

Revenue breakdown

	For the Three Months Ended September 30,					For the Nine Months Ended September 30,
	2024		2023			2024		2023
	US$	% Mix	US$	% Mix	% YoY	US$	% Mix	US$	% Mix	% YoY
	(US$ in thousands, except for percentages)
By Geographical Market:
Singapore	7,868	37.6	9,019	45.7	(12.8)	25,831	40.5	19,959	36.8	29.4
Hong Kong	8,075	38.6	6,822	34.6	18.4	23,057	36.1	18,558	34.2	24.2
Taiwan	1,015	4.8	970	4.9	4.6	3,841	6.0	4,775	8.8	(19.6)
Philippines	3,950	18.9	2,655	13.5	48.8	10,867	17.0	10,283	18.9	5.7
Malaysia	31	0.1	250	1.3	(87.7)	192	0.3	695	1.3	(72.4)
Other Asia	0	0.0	4	0.0	N/A	0	0.0	4	0.0	N/A

Total Revenue	20,939	100.0	19,721	100.0	6.2	63,788	100.0	54,274	100.0	17.5

By Source:
Online financial comparison platforms	17,403	83.1	16,183	82.1	7.5	53,221	83.4	45,094	83.1	18.0
Creatory	3,536	16.9	3,538	17.9	(0.0)	10,567	16.6	9,179	16.9	15.1

Total Revenue	20,939	100.0	19,721	100.0	6.2	63,788	100.0	54,274	100.0	17.5

By Vertical:
Credit cards	13,239	63.2	15,259	77.4	(13.2)	41,399	64.9	40,281	74.2	2.8
Personal loans and mortgages	2,938	14.0	2,188	11.1	34.3	8,812	13.8	6,679	12.3	31.9
Insurance	2,052	9.8	1,505	7.6	36.4	6,056	9.5	3,926	7.2	54.3
Other verticals	2,710	12.9	770	3.9	251.8	7,520	11.8	3,388	6.2	122.0

Total Revenue	20,939	100.0	19,721	100.0	6.2	63,788	100.0	54,274	100.0	17.5

Quarter-over-Quarter Performance

	For the Three Months Ended
	September 30, 2024	June 30, 2024	% QoQ
By Vertical:
Credit cards	13,239	12,734	4.0
Personal loans and mortgages	2,938	2,577	14.0
Insurance	2,052	2,178	(5.8)
Other verticals	2,710	3,185	(14.9)

Total Revenue	20,939	20,674	1.3

Key Metrics

	For the Three Months Ended September 30, 2024
	(in millions, except for percentages)
Monthly Unique Users[6,7]
Singapore	1.5	20.8%
Hong Kong	1.3	17.7%
Taiwan	2.0	26.4%
Philippines	2.6	34.9%
Malaysia	0.0	0.2%
Total	7.4	100.0%

Total Traffic[6,7]
Singapore	3.4	14.9%
Hong Kong	4.4	19.6%
Taiwan	6.4	28.4%
Philippines	8.3	36.9%
Malaysia	0.0	0.2%
Total	22.6	100.0%

	As of September 30,
	2024		2023
	(in millions, except for percentages)
MoneyHero Group Members[6,7]
Singapore	1.3	18.3%	1.1	23.1%
Hong Kong	0.8	11.7%	0.6	12.9%
Taiwan	0.3	4.9%	0.2	5.2%
Philippines	4.5	65.1%	2.5	53.9%
Malaysia	0.0	0.0%	0.2	4.9%
Total	6.9	100.0%	4.7	100.0%

[6]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. Consequently, we are unable to provide comparable monthly unique users and total traffic for this period following the transition. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.

[7]	Malaysia’s ‘CompareHero’ brand was acquired by Jirnexu Sdn. Bhd in July 2024.

Conference Call Details

The Company will host a conference call and webcast on Tuesday, December 10, 2024, at 8:00 a.m. Eastern Standard Time / 9:00 p.m. Singapore Standard Time to discuss the Company's financial results. The MoneyHero Limited (NASDAQ: MNY) Q3 2024 Earnings call can be accessed by registering at:

Webcast: https://edge.media-server.com/mmc/p/yuvkm6jm/

Conference call: https://register.vevent.com/register/BIdf1018064e5c40d0bd9aabaaf44fa3b4

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a market leader in the online personal finance and digital insurance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 270 commercial partner relationships and had approximately 7.4 million Monthly Unique Users across its platform for the three months ended September 30, 2024. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Key Performance Metrics and Non-IFRS Financial Measures

Historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: monthly unique users, traffic, and clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for monthly unique user, traffic, and clicks for any periods prior to July 1, 2024.

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from GA4. A session begins when a user opens an app in the foreground or views a page or screen while no other session is currently active (e.g., the prior session has ended). A session concludes after 30 minutes of user inactivity. To measure Monthly Unique Users over a period longer than one month, we calculate the average of the Monthly Unique Users for each month within that period. If an individual accesses a website or app from different devices within a given month, each device is counted as a separate unique user. However, if an individual logs in and accesses a website or app using the same login across different devices, they will only be counted as one unique user.

“Traffic” means the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user accesses a website or app within a 30-minute window. The current session concludes when there is 30 minutes of inactivity or users have a change in traffic source.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

“Clicks” means the sum of unique clicks by product item on a tagged “Apply Now” button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as profit/(loss) for the year/period and profit/(loss) before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as profit/(loss) for the year/period plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), equity-settled share option expense, transaction expenses, impairment of non-financial assets, other long-term employee benefits expense, Gain on disposal of Malaysian operations, non-recurring costs related to strategic transaction, changes in fair value of financial instruments, non-recurring legal fees, and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
	(US$ in thousands)
Profit/(Loss) for the period	5,721	(7,204)	(19,601)	(78,305)
Tax expenses	33	25	90	60
Depreciation and amortization	1,085	1,201	3,133	3,601
Interest income	(288)	(67)	(1,239)	(193)
Finance costs	4	1,802	17	5,371

EBITDA	6,555	(4,241)	(17,601)	(69,466)

Non-cash items:
Changes in fair value of financial instruments	(1,209)	(481)	(972)	57,456
Impairment of non-financial assets	-	-	92	-
Equity settled share-based payment arising from employee share option scheme	(90)	181	1,548	976
Unrealized foreign exchange (gain) / loss, net	(10,127)	1,798	(4,326)	3,868

Listing and other non-recurring strategic exercises related items:
Transaction expenses	(26)	1,292	29	4,904
Gain on disposal of Malaysian operations	(600)	-	(600)	-
Other non-recurring costs related to strategic transaction	-	-	61	1

Other non-recurring items:
Other long-term employee benefits expense	-	194	-	110
Non-recurring legal fees	(42)	-	455	-

Adjusted EBITDA	(5,539)	(1,258)	(21,314)	(2,150)

Revenue	20,939	19,721	63,788	54,274
Adjusted EBITDA	(5,539)	(1,258)	(21,314)	(2,150)
Adjusted EBITDA Margin	(26.5)%	(6.4)%	(33.4)%	(4.0)%

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2023 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For investor and media inquiries, please contact:

Investor Relations: ir@moneyherogroup.com

Media: MoneyHero@gbpr.com

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
	(US$ in thousands except for loss per share)
Revenue	20,939	19,721	63,788	54,274

Cost and expenses:
Cost of revenue	(12,246)	(10,675)	(40,147)	(26,329)
Advertising and marketing expenses	(4,951)	(3,646)	(17,664)	(11,134)
Technology costs	(1,984)	(1,815)	(6,030)	(5,072)
Employee benefit expenses	(5,723)	(4,788)	(18,313)	(14,347)
General, administrative and other operating expenses	(2,480)	(2,747)	(8,089)	(8,862)
Foreign exchange differences, net	10,096	(1,976)	4,138	(4,145)

Operating income/(loss)	3,652	(5,925)	(22,318)	(15,616)

Other income/(expenses):
Other income	897	68	1,851	198
Finance costs	(4)	(1,802)	(17)	(5,371)
Changes in fair value of financial instruments	1,209	481	972	(57,456)

Profit/(Loss) before tax	5,754	(7,178)	(19,511)	(78,245)
Income tax expense	(33)	(25)	(90)	(60)
Profit/(Loss) for the period	5,721	(7,204)	(19,601)	(78,305)
Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(9,353)	1,604	(4,361)	3,277
Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement of defined benefit plan	8	14	3	(21)
Other comprehensive income/(loss), net of tax	(9,344)	1,618	(4,358)	3,256

Total comprehensive loss, net of tax	(3,623)	(5,586)	(23,959)	(75,048)

Earning/(Loss) per share attributable to ordinary equity holders of the parent
Basic and diluted	0.1	(5.0)	(0.5)	(54.1)

Unaudited Condensed Consolidated Statements of Financial Position

	As of September 30,	As of December 31,
(US$ in thousands)	2024	2023

NON-CURRENT ASSETS
Non-current financial asset	600	-
Other intangible assets	6,080	7,294
Property and equipment	284	190
Right-of-use assets	237	590
Deposits	26	26

Total non-current assets	7,227	8,100

CURRENT ASSETS
Accounts receivable	15,278	17,236
Contract assets	15,358	16,025
Prepayments, deposits and other receivables	5,281	4,855
Pledged bank deposits	197	189
Cash and cash equivalents	47,657	68,641

Total current assets	83,771	106,947

CURRENT LIABILITIES
Accounts payable	23,427	23,840
Other payables and accruals	9,437	9,382
Warrant liabilities	867	1,840
Lease liabilities	237	575
Income tax payable	33	-
Provisions	72	72

Total current liabilities	34,073	35,708

NET CURRENT ASSETS	49,698	71,239
TOTAL ASSETS LESS CURRENT LIABILITIES	56,925	79,339

NON-CURRENT LIABILITIES
Lease liabilities	4	31
Deferred tax liabilities	30	29
Provisions	218	194

Total non-current liabilities	252	255

Net assets	56,673	79,084

EQUITY
Issued capital	4	4
Reserves	56,669	79,080

Total equity	56,673	79,084